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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                            U.S. WIRELESS DATA, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                       No Par Value Class A Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  912 899 101
--------------------------------------------------------------------------------
                                (CUSIP Number)

   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 July 16, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (2-98)

CUSIP No.     912 899 101

--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Liviakis Financial Communications, Inc.  68-0311399
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)
            00
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6. Citizenship or Place of Organization
            California
--------------------------------------------------------------------------------
                      7.  Sole Voting Power
                          442,500
     Number of        ----------------------------------------------------------
       Shares         8.  Shared Voting Power
    Beneficially          -0-
      Owned by        ----------------------------------------------------------
        Each          9.  Sole Dispositive Power
     Reporting            442,500
       Person         ----------------------------------------------------------
        With          10. Shared Dispositive Power
                          -0-
--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person
      442,500
--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                   [X]
--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount in Row (11)
              3.5%
--------------------------------------------------------------------------------
  14. Type of Reporting Person (See Instructions)
              CO
--------------------------------------------------------------------------------

CUSIP No.     912 899 101

--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      John M. Liviakis
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)
            PF, 00
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6. Citizenship or Place of Organization
            United States
--------------------------------------------------------------------------------
                      7.  Sole Voting Power
                          3,825,000
     Number of        ----------------------------------------------------------
       Shares         8.  Shared Voting Power
    Beneficially          442,500
      Owned by        ----------------------------------------------------------
        Each          9.  Sole Dispositive Power
     Reporting            3,825,000
       Person         ----------------------------------------------------------
        With          10. Shared Dispositive Power
                          442,500
--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person
      4,267,500
--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                   [X]
--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount in Row (11)
              31.0%
--------------------------------------------------------------------------------
  14. Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------

CUSIP No.     912 899 101

--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Renee A. Liviakis
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)
            00
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6. Citizenship or Place of Organization
            United States
--------------------------------------------------------------------------------
                      7.  Sole Voting Power
                          -0-
     Number of        ----------------------------------------------------------
       Shares         8.  Shared Voting Power
    Beneficially          442,500
      Owned by        ----------------------------------------------------------
        Each          9.  Sole Dispositive Power
     Reporting            -0-
       Person         ----------------------------------------------------------
        With          10. Shared Dispositive Power
                          442,500
--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person
      442,500
--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                   [X]
--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount in Row (11)
              3.5%
--------------------------------------------------------------------------------
  14. Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------

CUSIP No.     912 899 101

--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Robert B. Prag
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)
            PF, 00
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6. Citizenship or Place of Organization
            United States
--------------------------------------------------------------------------------
                      7.  Sole Voting Power
                          1,422,500
     Number of        ----------------------------------------------------------
       Shares         8.  Shared Voting Power
    Beneficially          422,500
      Owned by        ----------------------------------------------------------
        Each          9.  Sole Dispositive Power
     Reporting            1,442,500
       Person         ----------------------------------------------------------
        With          10. Shared Dispositive Power
                          422,500
--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person
      1,865,000
--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                   [X]
--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount in Row (11)
              14.3%
--------------------------------------------------------------------------------
  14. Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------

3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a Consulting Agreement dated as of July 25, 1997 by and between the Corporation and LFC (the "Consulting Agreement"), the Corporation agreed to issue an aggregate of 300,000 shares of the Corporation's Common Stock in specified installments. Seventy-five percent of each increment of shares so issued has been or is to be issued to LFC, and twenty-five percent of each such increment has been or is to be issued to RBP. Of such shares, 240,000 have been issued, 45,000 should have been but have not been issued prior to the date of this Amendment No. 3, and the balance of 15,000 shares is to be issued on the first day of August 1998. Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is filed as Exhibit 1 to Schedule 13D.

        In addition, JML and RBP have each purchased shares of Common Stock and warrants to purchase shares of Common Stock from the Corporation in private transactions. Pursuant to a Subscription Agreement between the Corporation and JML entered into August 6, 1997 (the "JML Subscription Agreement"), on August 6, 1997 JML purchased, for an aggregate purchase price of $375,000, 2,625,000 shares of Common Stock and warrants first exercisable on January 15, 1998 and expiring August 1, 2002 to purchase up to 1,200,000 additional shares of Common Stock at an exercise price of One Cent ($0.01) per share ("Warrants"). On May 12, 1998, JML exercised all 1,200,000 Warrants and thereby purchased 1,200,000 shares of Common Stock. Pursuant to a Subscription Agreement between the Corporation and RBP entered into August 6, 1997 (the "RBP Subscription Agreement" and collectively with the JML Subscription Agreement, the "Subscription Agreements"), on August 6, 1997 RBP purchased, for an aggregate purchase price of $125,000, 875,000 shares of Common Stock and Warrants to purchase up to 400,000 additional shares of Common Stock. Copies of the JML Subscription Agreement, the RBP Subscription Agreement, and the certificate representing Warrants are filed as Exhibits 2, 3 and 4 to the Schedule 13D, respectively.

        By letter dated October 20, 1997 from JML and RBP to the Corporation (the "October 20 Letter"), JML and RBP agreed to certain modifications in the terms of the Warrants and the Subscription Agreements, which resulted in a postponement of the date on which the Warrants were first exercisable to February 6, 1998. A copy of the October 20 Letter is filed as Exhibit 6 to the Schedule 13D.

        On July 16, 1998, the Corporation and LFC completed the execution and delivery of a second Consulting Agreement dated and effective as of June 30, 1998 (the "Extended Consulting Agreement"). Pursuant to the Extended Consulting Agreement, the Corporation has agreed to issue an aggregate of 290,000 shares of the Corporation's Common Stock. Seventy-five percent of such shares are to be issued to LFC, and twenty-five percent of such shares are to be issued to RBP, with issuance to occur immediately following execution of the Extended Consulting Agreement. Under the Extended Consulting Agreement, LFC undertakes to continue performance of certain investor communications, financial and investor public relations, and related services for the Corporation through March 15, 1999. A copy of the Extended Consulting Agreement is filed with this Amendment No. 3 as Exhibit 7 to Schedule 13D.

        This Amendment No. 3 to Schedule 13D is being filed to report 3,825,000 shares of the Corporation's Common Stock owned by JML; 935,000 shares of the Corporation's Common Stock owned by RBP, 400,000 shares of Common Stock which RBP has the right to acquire through the exercise of Warrants, 11,250 shares and 72,500 shares of Common Stock which RBP is entitled to receive pursuant to the Consulting Agreement and Extended Consulting Agreement, respectively, and 3,750 shares of Common Stock which RBP will become entitled to receive pursuant to the Consulting Agreement within sixty days of the date hereof; and 180,000 shares of the Corporation's Common Stock owned by LFC, 33,750 shares and 217,500 shares of Common Stock which LFC is entitled to receive pursuant to the Consulting Agreement and Extended Consulting Agreement, respectively, and 11,250 shares of Common Stock which LFC will become entitled to receive pursuant to the Consulting Agreement within sixty days of the date hereof

        The shares of Common Stock which LFC and RBP have received and have or will have the right to receive pursuant to the Consulting Agreement and the Extended Consulting Agreement have been or will be issued by the Corporation to LFC and RBP in consideration of services rendered and to be rendered by LFC.

        The 2,625,000 shares of Common Stock owned by JML were acquired, together with 1,200,000 Warrants, by JML from the Corporation at an aggregate cost of Three Hundred Seventy-Five Thousand Dollars ($375,000). The 1,200,000 Warrants were exercised for an aggregate exercise price of Twelve Thousand Dollars ($12,000) to purchase 1,200,000 shares of Common Stock. The source of funds used in purchasing such securities was JML's personal funds.

        875,000 shares of Common Stock owned by RBP were acquired, together with 400,000 Warrants, by RBP from the Corporation at an aggregate cost of One Hundred Twenty-Five Thousand Dollars ($125,000). The source of funds used in purchasing such securities was RBP's personal funds.

        RBP believes that the source of funds to be utilized by him to exercise such Warrants as he elects to exercise will be his personal funds.



5.      INTEREST IN SECURITIES OF THE ISSUER.

        JML has the sole power to direct the vote or disposition of the 3,825,000 shares of Common Stock of the Corporation owned by JML. RBP has the sole power to direct the vote or disposition of the 935,000 shares of Common Stock of the Corporation owned by RBP and expects to have the sole power to direct the vote or disposition of such of the 487,500 additional shares of Common Stock as he acquires pursuant to the Consulting Agreement or Extended Consulting Agreement or through the exercise of the 400,000 Warrants owned by RBP. LFC has the sole power to direct the vote or disposition of the 180,000 shares of Common Stock of the Corporation owned by LFC and expects to have the sole power to direct the vote or disposition of such of the 262,500 additional shares of Common Stock as it acquires pursuant to the Consulting Agreement or Extended Consulting Agreement. LFC's power to direct the vote or disposition of shares will be exercised through its officers and directors.

        LFC and RBP disclaim any beneficial interest in any shares of Common Stock owned by JML or which JML has the right to acquire. LFC, JML and RAL disclaim any beneficial interest in any shares of Common Stock owned by RBP or which RBP has the right to acquire. RBP disclaims any beneficial interest in any shares of Common Stock owned by LFC, except such beneficial interest as may attach to his serving as a director and officer of LFC.

        The 3,825,000 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 28.3% of that class of securities. The 1,422,500 shares of Common Stock that RBP owns and has the right to acquire within sixty days of the date hereof, and as to which RBP has or expects to have the sole power to direct the vote or disposition, represent approximately 11.1% of that class of securities. The 442,500 shares of Common Stock that LFC owns or has the right to acquire within sixty days of the date hereof, and as to which LFC has or expects to have the sole power to direct the vote or disposition, represent approximately 3.5% of that class of securities. The 5,690,000 shares of Common Stock which JML, RBP and LFC in the aggregate own or have the right to acquire within sixty days of the date hereof, and as to which one of JML, RBP or LFC has or expects to have the sole power to direct the vote or disposition, represent approximately 39.9% of that class of securities. The 1,865,000 shares of Common Stock which RBP and LFC in the aggregate own or have the right to acquire within sixty days of the date hereof, and as to which RBP or LFC has or expects to have the sole power to direct the vote or disposition, represent approximately 14.3% of that class of securities. The 4,267,500 shares of Common Stock which JML and LFC in the aggregate own or have the right to acquire within sixty days of the date hereof, and as to which JML or LFC has or expects to have the sole power to direct the vote or disposition, represent approximately 31.0% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 12,323,665 shares of Common Stock which the Corporation advised LFC were outstanding as of June 30, 1998.

        During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock, other than pursuant to the Extended Consulting Agreement as described herein.


7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 - Consulting Agreement between the Corporation and LFC dated July 25, 1997.

        Exhibit 2 - Subscription Agreement between the Corporation and JML entered into August 6, 1997.

        Exhibit 3 - Subscription Agreement between the Corporation and RBP entered into August 6, 1997.

        Exhibit 4 - Certificate representing Warrants to purchase shares of the Corporation's Common Stock.

        Exhibit 5 - Joint Filing Agreement of LFC, JML, RAL and RBP pursuant to Rule 13d-1(f).

        Exhibit 6 - Letter dated October 20, 1997 from JML and RBP to the Corporation modifying certain terms of the Subscription Agreements (Exhibits 2 and 3) and Warrants (Exhibit 4).

        Exhibit 7 - Consulting Agreement between the Corporation and LFC dated and effective as of June 30, 1998.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 27, 1998

                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                    By:/s/John M. Liviakis
                                       ---------------------------------
                                        John M. Liviakis, President



                                       /s/John M. Liviakis
                                    ------------------------------------
                                             John M. Liviakis



                                       /s/Renee A. Liviakis
                                    ------------------------------------
                                            Renee A. Liviakis



                                       /s/Robert B. Prag
                                    ------------------------------------
                                              Robert B. Prag

                                   EXHIBIT "7"

                              CONSULTING AGREEMENT


This Consulting Agreement (the "Agreement"), dated and effective as of June 30, 1998 is entered into by and between U.S. WIRELESS DATA, INC., a Colorado corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").

RECITALS

     WHEREAS, Company is a publicly held corporation with its common stock traded through the OTC Bulletin Board; and

     WHEREAS, Consultant has experience in the area of investor communications and financial and investor public relations; and

     WHEREAS, Company desires to engage the services of Consultant to assist and consult with the Company in matters concerning and to represent the company in investors' communications and public relations with existing shareholders, brokers, dealers and other investment professionals as to the Company's current and proposed activities;

     NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:


1. Term of Consultancy. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company commencing August 1, 1998 and ending on March 15, 1999.


2. Duties of Consultant. The Consultant agrees that it will generally provide the following specified consulting services through it's officers and employees during the term specified in Section 1.:

     (a) Advise and assist the Company in developing and implementing appropriate plans and materials for presenting the Company and its business plans, strategy and personnel to the financial community, establishing an image for the Company in the financial community, and creating the foundation for subsequent financial public relations efforts;

     (b)  Introduce the Company to the financial community;

     (c) With the cooperation of the Company, maintain an awareness during the term of this Agreement of the Company's plans, strategy and personnel, as they may evolve during such period, and advise and assist the Company in communicating appropriate information regarding such plans, strategy and personnel to the financial community;

     (d) Assist and advise the Company with respect to its (i) stockholder and investor relations, (ii) relations with brokers, dealers, analysts and other investment professionals, and (iii) financial public relations generally;

     (e) Perform the functions generally assigned to investor/stockholder relations and public relations departments in major corporations, including responding to telephone and written inquiries (which may be referred to the Consultant by the Company); preparing press releases for the Company with the Company's involvement and approval or reviewing press releases, reports and other communications with or to shareholders, the investment community and the general public; advising with respect to the timing, form, distribution and other matters related to such releases, reports and communications; and consulting with respect to corporate symbols, logos, names, the presentation of such symbols, logos and names, and other matters relating to corporate image;

     (f) Upon the Company's approval, disseminate information regarding the Company to shareholders, brokers, dealers, other investment community professionals and the general investing public;

     (g) Upon the Company's approval, conduct meetings, in person or by telephone, with brokers, dealers, analysts and other investment professionals to advise them of the Company's plans, goals and activities, and assist the Company in preparing for press conferences and other forums involving the media, investment professionals and the general investment public;

     (h) At the Company's request, review business plans, strategies, mission statements budgets, proposed transactions and other plans for the purpose of advising the Company of the investment community implications thereof; and

     (i) Otherwise perform as the Company's financial relations and public relations consultant.


     3. Allocation of Time and Energies. The Consultant hereby promises to perform and discharge well and faithfully the responsibilities which may be assigned to the Consultant from time to time by the officers and duly authorized representatives of the Company in connection with the conduct of its financial and investor public relations and communications activities, so long as such activities are in compliance with applicable securities laws and regulations. Consultant shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required, Consultant and the Company agree that Consultant will perform the duties set forth herein above in a diligent and professional manner. It is explicitly understood that Consultant's performance of its duties hereunder will in no way be measured by the price of the Company's common stock, nor the trading volume of the Company's common stock. It is also understood that the Company is entering into this Agreement with Liviakis Financial Communications, Inc. ("LFC"), a corporation and not any individual member of LFC, and with such, Consultant will not be deemed to have breached this Agreement if any member, officer or director of LFC leaves the firm or dies or becomes physically unable to perform any meaningful activities during the term of the Agreement, provided the Consultant otherwise performs its obligations under this Agreement.


     4. Remuneration. As full and complete compensation for services described in this Agreement, the Company shall compensate Consultant as follows:

4.1 For undertaking this engagement and for other good and valuable consideration, the Company agrees to issue and deliver to the Consultant a "Commencement Bonus" payable in the form of 290,000 shares of the Company's Common Stock ("Common Stock"). This Commencement Bonus shall be issued to the Consultant immediately following execution of this Agreement and shall, when issued and delivered to Consultant, be fully paid and non-assessable. The Company understands and agrees that Consultant has foregone significant opportunities to accept this engagement and that the Company derives substantial benefit from the execution of this Agreement and the ability to announce its relationship with Consultants. The 290,000 shares of Common Stock issued as a Commencement Bonus, therefore, constitute payment for Consultant's agreement to represent the Company and are a nonrefundable, non-apportionable, and non-ratable retainer; such shares of Common Stock are not a prepayment for future services. If the Company decides to terminate this Agreement prior to March 15, 1999 for any reason whatsoever, it is agreed and understood that Consultant will not be requested or demanded by the Company to return any of the shares of Common Stock paid to it hereunder. 217,500 shares of Common Stock issued pursuant to this Agreement shall be issued in the name of Liviakis Financial

     Communications, Inc. and 72,500 shares of Common Stock issued pursuant to this Agreement shall be issued in the name of Robert B. Prag ("Prag"). The Common Stock issued to the Consultant and Prag hereunder shall have "piggyback" registration rights and will be included in the next appropriate registration done by the Company. All registration costs shall be borne solely by the Company. In the event the Company for any reason, including without limitation the unavailability of authorized but unissued shares, does not deliver certificates representing shares of the Company's Common Stock as and when required hereunder, the Company shall, unless the time for performance is extended in writing by the Consultant, pay to Consultant and Prag in lieu of delivery of the shares of Common Stock with respect to which the Company is in default, an amount per undelivered share equal to the average closing asked price per share of Common Stock during the five trading days ending with the day on which the Company was required hereunder to deliver but failed to deliver such shares of Common Stock. The Common Stock to be issued to the Consultant & Prag hereunder is also covered by the registration covenants in Section 5 of the Subscription Agreement between the Company and Prag and John M. Liviakis ("JML"), respectively, dated August 6, 1997. For purposes of said Section 5 of the Subscription Agreement between the Company and JML, any shares of common stock held by the Consultant shall be considered to be shares of Common Stock held by JML and the Consultant shall have the same rights as JML under said Section 5.

4.2 Consultant and Prag (hereinafter referred to as "Consultants") acknowledge that the shares of Common Stock to be issued pursuant to this Agreement (collectively, the "Shares") have not been registered under the Securities Act of 1933, and accordingly are "restricted securities" within the meaning of Rule 144 of the Act. As such, the Shares may not be resold or transferred unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of that Act.

4.3 In connection with the acquisition of Shares hereunder, the Consultants represent and warrants to the Company as follows:

     (a) Consultants acknowledge that the Consultants have been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the Shares, and any additional information which the Consultants have requested.

     (b) Consultants' investment in restricted securities is reasonable in relation to the Consultants' net worth, which is in excess of ten (10) times the Consultants' cost basis in the Shares. Consultants have had experience in investments in restricted and publicly traded securities, and Consultants have had experience in investments in speculative securities and other investments which involve the risk of loss of investment. Consultants acknowledge that an investment in the Shares is speculative and involves the risk of loss. Consultants have the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors, and Consultants can afford the risk of loss of his entire investment in the Shares. Consultants are (i) accredited investor, as that term is defined in Regulation D promulgated under the Securities Act of 1933, and (ii) a purchaser described in Section 25102 (f) (2) of the California Corporate Securities Law of 1968, as amended.

     (c) Consultants are acquiring the Shares for the Consultants' own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.


5. Financing "Finder's Fee". It is understood that in the event Consultant introduces Company, or its nominees, to a lender or equity purchaser, not already having a preexisting relationship with the Company, with whom Company, or its nominees, ultimately finances or causes the completion of such financing, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 2.5% of total gross funding provided by such lender or equity purchaser, such fee to be payable in cash. This will be in addition to any fees payable by Company to any other intermediary, if any, which shall be per separate agreements negotiated between Company and such other intermediary.

     5.1 It is further understood that Company, and not Consultant, is responsible to perform any and all due diligence on such lender or equity purchaser introduced to it by Consultant under this Agreement, prior to Company receiving funds.

     5.2 Company agrees that said compensation to Consultant shall be paid in full at the time said financing is closed. Moreover, said compensation, will be a condition precedent to the closing of such funding or financing and Company shall execute any and all documents necessary to effect said compensation.

     5.3 As further consideration to Consultant, Company, or its nominees, agrees to pay with respect to any financing provided directly or indirectly to the Company by any lender or equity purchaser covered by this Section 5 during the period of five years from the date of this Agreement, a fee to Consultant equal to that outlined in Section "5" herein.

     5.4 Consultant will notify Company of introductions it makes for potential sources of financing in a timely manner (within approximately 3 days of introduction) via facsimile memo. If Company has a preexisting relationship with such nominee and believes such party should be excluded from this Agreement, then Company will notify Consultant immediately of such circumstances via facsimile memo.

6. Expenses. Consultant agrees to pay for all its expenses (phone, mailing, labor, etc.), other than extraordinary items (travel required by/or specifically requested by the Company, luncheons or dinners to large groups of investment professionals, mass faxing to a sizable percentage of the Company's constituents, investor conference calls, print advertisements in publications, etc.) approved by the Company prior to its incurring an obligation for reimbursement.


7. Indemnification. The Company warrants and represents that all oral communications, written documents or materials furnished to Consultant by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees with respect thereto resulting from Consultant's communication or dissemination of any said information, documents or materials not designated by the Company to the Consultant as "confidential" or "Company private", excluding any such claims or litigation resulting from Consultant's communication or


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

dissemination of information not provided or authorized by the Company. To the extent feasible, the Company agrees to make Consultant an additional insured on any and all commercial liability and directors and officers liability insurance policies and to provide Consultant with current Certificates of Insurance reflecting the same.


8. Representations. Consultant represents that it is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of his knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant. Consultant acknowledges that, to the best of his knowledge, Consultant and its officers and directors are not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws. Consultant further acknowledges that it is not a securities Broker Dealer or a registered investment advisor. Company acknowledges that, to the best of its knowledge, that it has not violated any rule or provision of any regulatory agency having jurisdiction over the Company. Company acknowledges that, to the best of its knowledge, Company is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws.


9. Legal Representation. The Company acknowledges that it has been represented by independent legal counsel in the preparation of this Agreement. Consultant represents that they have consulted with independent legal counsel and/or tax, financial and business advisors, to the extent the Consultant deemed necessary.


10. Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the consideration provided herein above is a gross amount of consideration and that the Company will not withhold from such consideration any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or


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

duties regarding such matters. Neither the Company or the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.


11. Attorney's Fee. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding, in addition to any other relief to which it or they may be entitled.


12. Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.


13. Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:

        To the Company              U.S. Wireless Data, Inc.
                                    Mr. Rod Stambaugh, Chairman
                                    2200 Powell Street, Suite 450
                                    Emeryville, CA 94608

        To the Consultant:          Liviakis Financial Communications, Inc.
                                    John M. Liviakis, President
                                    2420 "K" Street, Suite 220
                                    Sacramento, CA 95816


     It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such change to the other party in the manner set forth in this paragraph.


14. Choice of Law, Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California. The parties agree that


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

Sacramento County, CA. will be the venue of any dispute and will have jurisdiction over all parties.


15. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof, or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding Arbitration in California, in accordance with the applicable rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator(s) shall be binding on the parties and may be entered in any court having jurisdiction thereof. The provisions of Title 9 of Part 3 of the California Code of Civil Procedure, including section 1283.05, and successor statutes, permitting expanded discovery proceedings shall be applicable to all disputes that are arbitrated under this paragraph.


16. Complete Agreement. This Agreement contains the entire agreement of the parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.


AGREED TO:

"Company"                       U.S. WIRELESS DATA, INC.


Date: 6/30/98                   By: /s/Rod Stambaugh
-------------                   ------------------------------------
                                       Rod Stambaugh, Chairman
                                       & Its duly Authorized Officer



"Consultant"                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


Date: 6/29/98                   By:/s/John M. Liviakis  /s/Robert B. Prag
-------------                      -------------------  -----------------
                                      John M. Liviakis     Robert B. Prag
                                      President            Sr. Vice
                                                           President

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